UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                            Commission File Number   0001100663

Issuer:             iShares Trust
Exchange:      American Stock and Options Exchange

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)
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Address:  400 Howard Street
                              San Francisco, CA 94105
Telephone number: (415) 597-2000
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(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)
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Units of beneficial interest, no par value per share (See exhibit A)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]17 CFR 240.12d2-2(a)(1)
[ ]17 CFR 240.12d2-2(a)(2)
[ ]7 CFR 240.12d2-2(a)(3)
[ ]17 CFR 240.12d2-2(a)(4)
[ ]Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

[x]Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, iShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 27, 2008                                                                 By /s/ Eilleen M. Clavere                                                                           Secretary
        Date                                                                                          Name                                                                                                    Title

(1)Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit A

Title of each class to be withdrawn	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.
iShares iBoxx $ High Yield Corporate Bond Fund	American Stock Exchange	13-4355538
iShares KLD 400 Social Index Fund	American Stock Exchange	30-0382757
iShares Lehman MBS Bond Fund	American Stock Exchange	51-0593217
iShares S&P California Municipal Bond Fund	American Stock Exchange	26-0889050
iShares S&P New York Municipal Bond Fund	American Stock Exchange	26-0889016
iShares S&P National Municipal Bond Fund	American Stock Exchange	26-0472706
iShares S&P U.S. Preferred Stock Index Fund	American Stock Exchange	51-0593213